1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +212 698 3599 Fax www.dechert.com MARGARET A. BANCROFT margaret.bancroft@dechert.com +1 212 698 3590 Direct +1 212 314 0059 Fax

December 6, 2013

VIA EDGAR CORRESPONDENCE

Amy Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Sound Shore Fund, Inc. (File Nos. 002-96141; 811-04244)

Dear Ms. Miller:

This letter is in response to comments that you relayed to me and Christopher D. Carlson of Dechert LLP by phone on November 22, 2013 concerning Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 39 under the Investment Company Act of 1940, as amended (“1940 Act”), to the registration statement of Sound Shore Fund, Inc. (the “Registrant”) on Form N-1A filed on October 10, 2013. Comments of the Securities and Exchange Commission staff (the “Staff”) appear below in italics preceding the relevant response.

The changes to the Fund’s prospectus and statement of additional information (“SAI”) described below will be included in Post-Effective Amendment No. 43 to the Registrant’s registration statement filed pursuant to Rule 485(b) under the 1933 Act (the “Amendment”) which we plan to file on December 9, 2013.

Prospectus (Part A)

1.	Comment: Please confirm that the date the expense limitation agreement expires will be at least a year from the date of the prospectus. Please also ensure the expense limitation will be filed as an exhibit with the Amendment.

Response: We hereby confirm that the date the expense limitation agreement expires will be at least a year from the date of the prospectus and will be filed as an exhibit to the Amendment.

2.	Comment: In the section “Principal Investment Risks”, if the Registrant’s Institutional Class shares will be sold through an insured depositary institution, add the disclosure required by item 4(b)(3) of Form N-1A.

Response: We note that this disclosure was included as part of “General Market Risk” but we have moved the referenced disclosure to the section “Principal Investment Risks.”

Amy Miler December 6, 2013 Page 2

3.	Comment: Consider moving the disclosure in the “Additional Information” section on Page 9 to the summary prospectus.

Response: We think the current placement is appropriate and is consistent with the mandate of the summary prospectus.

4.	Comment: In the section “More Information about Fund Investment and Risks:”

a.	the staff believes the current disclosure is confusing and asks that you consider adding disclosure regarding the Fund’s investment objective, principal investment strategies and principal risks with, if appropriate, more detail than what was contained in the summary;

b.	Clarify that the risks currently disclosed are non-principal, and consider whether it would be more appropriate to have any of them be addressed only in the SAI if the Fund only engages in a strategy to a very limited extent; and

c.	the credit and interest rate risk should be two separate risk factor as credit risk and interest rate risk are distinct.

Response: We have added disclosure regarding the Fund’s investment objective, principal investment strategies and principal risks and have moved the credit, interest rate, convertible securities and warrants risk disclosure to the SAI.

5.	Comment: On the back cover page, the text disclosing the Fund’s 1940 Act file number should be in a smaller font than that generally used in the prospectus (e.g., 8 point font).

Response: The referenced text has been reformatted accordingly.

SAI (Part B)

6.	Comment: In the section “Investment Strategies and Risks”:

a.	consider adding disclosure regarding the Fund’s investment objective, principal investment strategies and principal risks consistent with Item 16(b) of Form N-1A;

Amy Miller December 6, 2013 Page 3

b.	ensure that the disclosure is clear with respect to whether principal or non-principal investment strategies and/or risks are being presented;

c.	the “temporary defensive position” disclosure seems overly broad as it describes the types of money market instruments in which the Registrant may invest and the disclosure’s placement seems too prominent. Consider moving to the end of this section and describing money market instruments elsewhere to the extent the Fund uses them as part of its investment strategies; and

d.	The statement in the section “illiquid and restricted securities” regarding the Fund’s 10% limitation on such investments is more appropriately placed with the disclosure of the Fund’s other investment limitations.

Response: With respect to comment 6.a., we believe that Item 16(b) of Form N-1A requires a description of “investment strategies… that are not principal strategies and the risks of those strategies” (emphasis added). With respect to comments 6.b. and 6.d., the Fund has revised the disclosure consistent with the Staff’s comment. With respect to Item 6.c., this disclosure is called for by Item 16(c) (“[d]isclose, if applicable, the types of investments that a Fund may make while assuming a temporary defensive position”) and we believe its placement is appropriate.

7.	Comment: Consider whether the disclosure regarding the Fund’s investment objective as fundamental is more appropriately disclosed in the beginning of “Investment Strategies and Risks.”

Response: We believe it would be more appropriate to include this disclosure on page 10 of the Fund’s prospectus.

8.	Comment: Please conform the trustee table to the provisions of Item 17 of Form N-1A. Specifically, we note that there is no column for the number of portfolios overseen in the Fund Complex and the column regarding experience, qualifications, attributes and skills related to director service is not required and perhaps better placed elsewhere.

Response: The Fund is not a “Fund Complex” as that term is defined in Item 17 of Form N-1A. Because the directors only oversee a single fund we believe that a column to this effect is not required. With respect to the Staff’s comment regarding the column disclosing the experience, qualifications, attributes and skills related to director service, the Fund has revised the disclosure consistent with the Staff’s comment.

Amy Miller December 6, 2013 Page 4

9.	Comment: Present the disclosure contained in footnotes (1)-(3) to the trustee table as text in the body of the SAI, rather than as footnotes to the table.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 698-3590.

Sincerely,

Margaret A. Bancroft